UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No. 001-41493

LICHEN INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the extraordinary general meeting of shareholders (the “Meeting”) of Lichen International Limited (the “Company”) convened on November 9, 2026, at 10:00 p.m., Beijing Time (November 9, 2026, at 9:00 a.m. Eastern Time), at 15th Floor, Xingang Square, Hubin North Road, Siming District, Xiamen City, Fujian Province, China, 361013, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 10,929,745 Class A Ordinary Shares, par value $0.008 per share of the Company, each of which is entitled to one vote per share, and 110,000 Class B Ordinary Shares, par value $0.008 per share of the Company, each of which is entitled to ten votes per share, collectively representing 12,029,745 voting power, accounting for 69.47% of the total voting power exercisable as of October 21, 2026, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes, in voting power, were as follows:

1.	Proposal One – the Share Consolidation

Resolution(s)	For	Against	Withheld/ Abstain
Proposal One: As an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued series A ordinary shares of a par value of US$0.008 each (the “Class A Ordinary Shares”) and series B ordinary shares, par value US$0.008 each (the “Class B Ordinary Shares”), at a ratio of one hundred (100)-for-one (1), such that every one hundred (100) Class A Ordinary Shares of a par value of US$0.008 each be consolidated into one series A ordinary share of a par value of US$0.80 each, and every one hundred (100) Class B Ordinary Shares of a par value of US$0.008 each be consolidated into one series B ordinary share of a par value of US$0.80 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 19, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed:

FROM: US$200,000,000 divided into 20,000,000,000 Class A Ordinary Shares of a par value of US$0.008 each and 5,000,000,000 Class B Ordinary Shares of a par value of US$0.008 each

TO: US$200,000,000 divided into 200,000,000 series A ordinary shares of a par value of US$0.80 each and 50,000,000 series B ordinary shares of a par value of US$0.80 each.	12,014,239	15,500	6

2.	Proposal Two – Adoption of the Amended and Restated Memorandum and Articles of Association

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Two: By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One and with effect from November 19, 2026, to adopt the amended and restated memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company, to reflect the Share Consolidation (the “Adoption of the Amended and Restated Memorandum and Articles of Association”).	12,014,287	15,458	0

3.	Proposal Three – Adjournment of the Meeting

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Three: As an ordinary resolution, that the Meeting be and is adjourned to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One above and Proposal Two above (the “Adjournment of the Meeting”).	12,014,758	14,987	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2026	Lichen International Limited

	By:	/s/ Ya Li
	Name:	Ya Li
	Title:	Chief Executive Officer, Chairman of the Board, and Director

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